Exhibit 99.1

Mood Ring™, by Neptune Wellness Solutions Inc., Now Available in Ontario

—INNOVATIVE CANNABIS PRODUCTS DEVELOPED IN QUEBEC EXTEND THEIR FOOTPRINT TO OVER 700 RETAIL STORES ACROSS THE ONTARIO AND BRITISH COLUMBIA MARKETS—

LAVAL, QC, Feb. 22, 2021 /CNW Telbec/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, announced today that their cannabis brand Mood Ring™ is now available through the Ontario Cannabis Store (OCS), the wholesaler and online retailer of non-medical cannabis throughout the province.

The initial portfolio consists of non-GMO and environmentally friendly packaged products: High CBD Oil, Legacy Hashish, and High CBD Capsules. Mood Ring™ High CBD Oil and High CBD Capsules benefit from a patented cold ethanol extraction process, which creates a full spectrum concentrate that preserves terpenes to retain its earthy aroma and flavour. Aligned with Neptune's commitment to sustainability, the methodology requires significantly less energy than CO2 extraction, empowering Neptune to minimize its carbon footprint.

"This is an exciting next step for Mood Ring™. The initial launch was a great success and we're ecstatic to bring the range of cannabis extracts to Ontario. At Neptune we recognize the immense potential of cannabinoids and have put our decades of experience in health and wellness to develop responsibly crafted products. We want to enable Canadians nationwide to benefit from legalization in innovative ways and our partnerships with provincial wholesalers supports this accessibility," said Michael Cammarata, Chief Executive Officer and President of Neptune.

The brand's Legacy Hashish is produced from the trichomes of carefully curated cannabis strains to reveal the crop's complex cannabinoid and terpene profiles. Resin glands are separated in water, without solvents, and are then pressed to form a firm, sticky block of old-world style hashish.

Neptune's Mood Ring™ products are available now to over 400 licensed retailers through the OCS, which also supplies consumers in Ontario directly. All cannabis-extracts are manufactured at the Company's purpose-built facility in Sherbrooke, Quebec.

Dr. Toni Rinow, Neptune's Chief Financial Officer and Global Operating Officer, added: "We are driven to create products that support our customers' ever changing needs. Our goal is to be innovative and to harness the super ingredients that are cannabinoids."

For more information visit Neptune's corporate website or the Mood Ring™ website.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://www.neptunecorp.com/

FORWARD LOOKING STATEMENTS:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR atwww.sedar.com , on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com . All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Mood Ring (CNW Group/Neptune Wellness Solutions Inc.)

Classic Hash Square Frame Product Mock V02 (CNW Group/Neptune Wellness Solutions Inc.)

Legacy Hash Square Frame Product Mock V02 (CNW Group/Neptune Wellness Solutions Inc.)

CBD Oil Square Frame Product Mock V02 copy (CNW Group/Neptune Wellness Solutions Inc.)

CBD Capsules Square Frame Product Mock V02 copy (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

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CO: Neptune Wellness Solutions Inc.

CNW 07:30e 22-FEB-21